

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2010

Mr. Richard A. Rappaport
President
SRKP 26, Inc
4737 North Ocean Drive
Suite 207
Lauderdale by the Sea
FL 33308

   Re: SRKP 26, Inc
     Form 10-K for Fiscal Year Ended
     December 31, 2009
     Filed February 17, 2010
     File No. 000-53022

Dear Mr. Rappaport:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Brian K Bhandari
        Branch Chief
        Office of Beverages, Apparel and
        Health Care Services